FORM 6-K

U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

dated October 10, 2012

Commission File Number 1-15148

BRF–BRASIL FOODS S.A.
(Exact Name as Specified in its Charter)

N/A
(Translation of Registrant’s Name)

760 Av. Escola Politecnica
Jaguare 05350-000 Sao Paulo, Brazil
(Address of principal executive offices) (Zip code)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F. Form 20-F ___X___ Form 40-F _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable.

CONSOLIDATED FORM

Management and Related Person Negotiation – Article 11 – CVM Instruction number 358/2002

On September 2012 negotiations involving securities and derivatives were not done, according to Article 11 of CVM Instruction number 358/2002, so my securities and derivatives position is as follows.

Company Name: BRF - Brasil Foods S.A.
Management and Related Person	(X) Board of Directors	( ) Fiscal Council	( ) Executive Officers	( ) Main Shareholders	( ) Technical and Consultant Agencies

Opening Balance

Security/ Derivative	Characteristic of Security	Number	% interest
Same kind	Total
Share

Common

9.721.598	1.11	1.11

Changes in the month

Security/ Derivative	Characteristic of Security	Intermediary	Operation	Date	Number	Price	Volume (R$)
-

-

-	-	-	-	-	-

Closing Balance

Security/ Derivative	Characteristic of Security	Number	% interest
Same kind	Total
Share

Common

9.721.598	1,11	1,11

1

CONSOLIDATED FORM

Management and Related Person Negotiation – Article 11 – CVM Instruction number 358/2002

On September 2012 negotiations involving securities and derivatives were done, according to Article 11 of CVM Instruction number 358/2002, so my securities and derivatives position is as follows,

Company Name: BRF - Brasil Foods S.A.
Management and Related Person	( ) Board of Directors	( ) Fiscal Council	(X) Executive Officers	( ) Main Shareholders		( ) Technical and Consultant Agencies

Opening Balance

Security/ Derivative	Characteristic of Security		Number		% interest
					Same kind		Total
Share

Common

			154.467		0,02		0,02

Changes in the month

Security/ Derivative	Characteristic of Security	Intermediary	Operation	Date	Number	Price	Volume (R$)
Share

Common

		Concórdia	Sell	09/13/2012	100	33,50	3350,00
Share

Common

		Concórdia	Sell	09/13/2012	100	33,80	3380,00
Share

Common

		Concórdia	Sell	09/13/2012	100	34,00	3400,00
Share

Common

		Concórdia	Sell	09/13/2012	100	34,30	3430,00
Share

Common

		Concórdia	Sell	09/13/2012	100	34,50	3450,00
Share

Common

		Concórdia	Sell	09/13/2012	51	34,80	1774,80
Share

Common

		Santander	Sell	08/21/2012	600	32,18	19.308,00

Closing Balance

Security/ Derivative	Characteristic of Security		Number		% interest
					Same kind		Total
Share

Common

			153.316		0,02		0,02

2

CONSOLIDATED FORM

Management and Related Person Negotiation – Article 11 – CVM Instruction number 358/2002

On September 2012 negotiations involving securities and derivatives were done, according to Article 11 of CVM Instruction number 358/2002, so my securities and derivatives position is as follows,

Company Name: BRF - Brasil Foods S.A.
Management and Related Person	( ) Board of Directors	( ) Fiscal Council	( ) Executive Officers	(X) Main Shareholders	( ) Technical and Consultant Agencies

Opening Balance

Security/ Derivative	Characteristic of Security	Number	% interest
Same kind	Total
Share

Common

226.164.026	25,92	25,92

Changes in the month

Security/ Derivative	Characteristic of Security	Intermediary	Operation	Date	Number	Price	Volume (R$)
Share

Common

XP	Sell	09/03/2012	83.200	32,77	2.726.139,00
Share

Common

Safra	Sell	09/18//2012	93.000	35,66	3.316.803,00
Share

Common

Safra	Sell	09/19/2012	93.000	35,88	3.336.432,00
Share

Common

Itaú	Sell	09/20/2012	30.000	35,67	1.070.052,00
Share

Common

CGD	Sell	09/20/2012	63.000	35,46	2.234.265,00
Share

Common

Safra	Sell	09/21/2012	93.000	35,33	3.285.591,00
Share

Common

BTG	Sell	09/24/2012	4.000	35,69	142.775,00
Share

Common

Safra	Sell	09/24/2012	89.000	35,53	3.162.589,00
Share

Common

Liquidez	Sell	09/25/2012	93.000	35,41	3.292.787,00
Share

Common

XP	Sell	09/26/2012	93.000	35,34	3.286.633,00
Share

Common

Concórdia	Sell	09/27/2012	20.000	35,50	706.964,00
Share

Common

Bradesco	Sell	09/03/2012	157.100	33,06	5.193.267,00
Share

Common

Bradesco	Sell	09/04/2012	418.800	33,02	13.830.427,00
Share

Common

Bradesco

Sell

09/05/2012

139.500	33,05	4.610.339,00
Share

Common

Bradesco

Sell

09/11/2012

320.500	33,01	10.578.618,00
Share

Common

Bradesco

Sell

09/12/2012

710.100	33,72	23.945.735,00
Share

Common

Bradesco

Sell

09/13/2012

449.900	34,42	15.484.567,00

Closing Balance

Security/ Derivative	Characteristic of ,Security	Number	% interest
Same kind	29/08/2012
Share

Common

222.434.436	25,49	25,49

3

CONSOLIDATED FORM

Management and Related Person Negotiation – Article 11 – CVM Instruction number 358/2002

On September 2012 negotiations involving securities and derivatives were not done, according to Article 11 of CVM Instruction number 358/2002, so my securities and derivatives position is as follows,

Company Name: BRF - Brasil Foods S.A.
Management and Related Person	( ) Board of Directors	( ) Fiscal Council	( ) Executive Officers	( ) Main Shareholders	( X) Technical and Consultant Agencies

Opening Balance

Security/ Derivative	Characteristic of Security	Number	% interest
Same kind	Total
Share

Common

13,484	0.00	0.00

Changes in the month

Security/ Derivative	Characteristic of Security	Intermediary	Operation	Date	Number	Price	Volume (R$)
-

-

-	-	-	-	-	-

Closing Balance

Security/ Derivative	Characteristic of Security	Number	% interest
Same kind	Total
Share

Common

13,484	0.00	0.00

4

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:   October 10, 2012

By:	/s/ Leopoldo Viriato Saboya

	Name:	Leopoldo Viriato Saboya
	Title:	Financial and Investor Relations Director